SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2005

LG.Philips LCD Co., Ltd.

(Translation of Registrant’s name into English)

20 Yoido-dong, Youngdungpo-gu, Seoul 150-721, The Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                       No      X

Amendment to Completion of Issuance of Overseas Convertible Bonds

1.	Class of bonds: Zero coupon convertible bonds due 2010 (direct, unconditional, unsubordinated in right of payment, and subject to a negative pledge covenant, unsecured)

2.	Aggregate face value: USD 475 million

3.	Total amount of net proceeds on April 19 and April 28

A.	Foreign currency: USD 471.9 million (equivalent to KRW 473,070 million)

4.	Course of events

A.	Issuance approval date: April 12, 2005

B.	Contract date: April 12, 2005

C.	Subscription date: April 12, 2005

D.	Greenshoe exercised: April 25, 2005

E.	Closing date: April 19, 2005 and April 28, 2005

5.	Restriction on acquisition and exercise of rights by Korean:

-	Pursuant to Article 62-2 of Korean Regulation on Securities Issuance and Disclosure Act, Korean residents (as defined under the Foreign Exchange Transactions Act) shall not acquire the convertible bonds or exercise rights thereunder for one year from the date of bond issuance.

6.	Others

A.	The above aggregate face value of the convertible bonds includes the issued amount of USD 400 million on April 19 plus the issued amount of USD 75 million by an exercise of the greenshoe option of the bookrunners on April 28.

B.	The above total amount of net proceeds includes USD 397.5 million (after deducting the underwriting commission) issued on April 19 plus USD 74.4 million (after deducting the underwriting commission) additionally issued by an exercise of the greenshoe option of the bookrunners on April 28.

C.	The above total amount of net proceeds of the convertible bonds in Korean Won is calculated at the exchange rate in effect on the final closing date of April 28, 2005 as firstly announced by Seoul Money Brokerage Services, Ltd. of KRW 1,002.40 to USD 1.00 for the convenience of calculation. (Actual closing dates were April 19 and April 28 respectively)

7.	Relevant disclosure date: April 12, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG.Philips LCD Co., Ltd.
(Registrant)

Date: April 29, 2005	By:	/s/ Ron H. Wirahadiraksa
(Signature)
	Name:	Ron H. Wirahadiraksa
	Title:	Joint Representative Director /
President & Chief Financial Officer